SECURITIES AND EXCHANGE COMISSION
                              WASHINGTON, DC 20549

                                 ---------------

                                  SCHEDULE 13G
                                 (Rule 13d-102)

       INFORMATION TO BE INCLUDED IN STATEMENT(S) FILED PURSUANT TO RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(b)
                               (Amendment No. )1


                            TIME WARNER TELECOM INC.
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                                (Name of Issuer)


                 CLASS A COMMON STOCK, PAR VALUE $.01 PER SHARE
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                         (Title of Class of Securities)


                                    887319101
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                                 (CUSIP Number)


                                  JUNE 15, 2000
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

     Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

      [ ]   Rule 13d-1(b)
      [X]   Rule 13d-1(c)
      [ ]   Rule 13d-1(d)


------------------------------

1 The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

      The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13G
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    CUSIP NO. 887319101                                       Page 2 of 12
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   1      NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                    AT&T CORP.
                    I.R.S. IDENTIFICATION NO. 13-4924710
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   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a)  [ ]
                                                                      (b)  [ ]
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   3      SEC USE ONLY

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   4      CITIZENSHIP OR PLACE ORGANIZATION
                    NEW YORK
--------------------------------------------------------------------------------
               5    SOLE VOTING POWER
                              -0-
  NUMBER OF
              ------------------------------------------------------------------
               6    SHARED VOTING POWER
   SHARES                6,289,842


BENEFICIALLY
              ------------------------------------------------------------------
               7   SOLE DISPOSITIVE POWER
    OWNED                     -0-


   BY EACH
              ------------------------------------------------------------------
               8   SHARED DISPOSITIVE POWER
  REPORTING              6,289,842


 PERSON WITH
--------------------------------------------------------------------------------
      9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                   6,289,842
--------------------------------------------------------------------------------
     10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
                                                                      [X]
--------------------------------------------------------------------------------
     11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
                   16.0%
--------------------------------------------------------------------------------
     12   TYPE OF REPORTING PERSON
                   CO
--------------------------------------------------------------------------------

                                  SCHEDULE 13G
----------------------------                            ------------------------
    CUSIP NO. 887319101                                       Page 3 of 12
----------------------------                            ------------------------

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   1      NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                   MEDIAONE GROUP, INC.
                   I.R.S. IDENTIFICATION NO. 91-2047743
--------------------------------------------------------------------------------
   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a)  [ ]
                                                                      (b)  [ ]
--------------------------------------------------------------------------------
   3      SEC USE ONLY

--------------------------------------------------------------------------------
   4      CITIZENSHIP OR PLACE ORGANIZATION
                   DELAWARE
--------------------------------------------------------------------------------
               5   SOLE VOTING POWER
                              -0-
  NUMBER OF
              ------------------------------------------------------------------
               6   SHARED VOTING POWER
   SHARES                6,289,842


BENEFICIALLY
              ------------------------------------------------------------------
               7   SOLE DISPOSITIVE POWER
    OWNED                     -0-


   BY EACH
              ------------------------------------------------------------------
               8   SHARED DISPOSITIVE POWER
  REPORTING              6,289,842


 PERSON WITH
--------------------------------------------------------------------------------
      9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                   6,289,842
--------------------------------------------------------------------------------
     10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
                                                                      [X]
--------------------------------------------------------------------------------
     11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
                   16.0%
--------------------------------------------------------------------------------
     12   TYPE OF REPORTING PERSON
                   CO
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

                                  SCHEDULE 13G
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    CUSIP NO. 887319101                                       Page 4 of 12
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   1      NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                   MEDIAONE OF COLORADO, INC.
                   I.R.S. IDENTIFICATION NO. 84-1242269
--------------------------------------------------------------------------------
   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a)  [ ]
                                                                      (b)  [ ]
--------------------------------------------------------------------------------
   3      SEC USE ONLY

--------------------------------------------------------------------------------
   4      CITIZENSHIP OR PLACE ORGANIZATION
                   COLORADO
--------------------------------------------------------------------------------
               5   SOLE VOTING POWER
                              -0-
  NUMBER OF
              ------------------------------------------------------------------
               6   SHARED VOTING POWER
   SHARES                6,289,842


BENEFICIALLY
              ------------------------------------------------------------------
               7   SOLE DISPOSITIVE POWER
    OWNED                     -0-


   BY EACH
              ------------------------------------------------------------------
               8   SHARED DISPOSITIVE POWER
  REPORTING              6,289,842


 PERSON WITH
--------------------------------------------------------------------------------
      9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                   6,289,842
--------------------------------------------------------------------------------
     10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
                                                                      [X]
--------------------------------------------------------------------------------
     11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
                   16.0%
--------------------------------------------------------------------------------
     12   TYPE OF REPORTING PERSON
                   CO
--------------------------------------------------------------------------------

                                  SCHEDULE 13G
----------------------------                            ------------------------
    CUSIP NO. 887319101                                       Page 5 of 12
----------------------------                            ------------------------

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   1      NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                   MEDIAONE HOLDINGS II, INC.
                   I.R.S. IDENTIFICATION NO. 51-0391556
--------------------------------------------------------------------------------
   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a)  [ ]
                                                                      (b)  [ ]
--------------------------------------------------------------------------------
   3      SEC USE ONLY

--------------------------------------------------------------------------------
   4      CITIZENSHIP OR PLACE ORGANIZATION
                   DELAWARE
--------------------------------------------------------------------------------
               5   SOLE VOTING POWER
                              -0-
  NUMBER OF
              ------------------------------------------------------------------
               6   SHARED VOTING POWER
   SHARES                6,289,842


BENEFICIALLY
              ------------------------------------------------------------------
               7   SOLE DISPOSITIVE POWER
    OWNED                     -0-


   BY EACH
              ------------------------------------------------------------------
               8   SHARED DISPOSITIVE POWER
  REPORTING              6,289,842


 PERSON WITH
--------------------------------------------------------------------------------
      9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                   6,289,842
--------------------------------------------------------------------------------
     10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
                                                                      [X]
--------------------------------------------------------------------------------
     11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
                   16.0%
--------------------------------------------------------------------------------
     12   TYPE OF REPORTING PERSON
                   CO
--------------------------------------------------------------------------------

                                  SCHEDULE 13G
----------------------------                            ------------------------
    CUSIP NO. 887319101                                       Page 6 of 12
----------------------------                            ------------------------

            This statement on Schedule 13G (this "Statement") is being filed by AT&T Corp. ("AT&T"), MediaOne Group, Inc., a wholly owned subsidiary of AT&T ("MediaOne Group"), MediaOne of Colorado, Inc., a wholly owned subsidiary of MediaOne Group ("MediaOne of Colorado"), and MediaOne Holdings II, Inc., a wholly owned subsidiary of MediaOne of Colorado ("MediaOne Holdings II" and together with MediaOne Group, MediaOne of Colorado and Media Holdings II, the "MediaOne Subsidiaries") and relates to the Class A Common Stock, par value $.01 per share (the "Class A Common Stock"), of Time Warner Telecom Inc., a Delaware corporation (the "Issuer"). AT&T became the beneficial owner of the Class A Common Stock reported herein as a result of the merger (the "Merger") of MediaOne Group, Inc., a Delaware corporation ("MediaOne"), with and into Meteor Acquisition Inc., a Delaware corporation and wholly owned subsidiary of AT&T ("Meteor"). Meteor subsequently changed its name to MediaOne Group, Inc. The Merger was consummated on June 15, 2000. MediaOne Group and MediaOne of Colorado had previously filed a joint statement on Schedule 13G reporting beneficial ownership of such shares of Class A Common Stock, which at that time were held directly by MediaOne of Colorado in the form of 12,215 shares of Class A Common Stock and 15,277,627 shares of Class B Common Stock, par value $.01 per share (the "Class B Common Stock"). MediaOne of Colorado has since transferred all of its shares of Class A Common Stock and Class B Common Stock to MediaOne Holdings II, following which MediaOne Holdings II disposed of all of its 12,215 shares of Class A Common Stock and 8,987,785 shares of Class B Common Stock through a registered offering that was completed on May 1, 2000. Each share of the Class B Common Stock is presently convertible into one share of Class A Common Stock.

            Pursuant to a Stockholders' Agreement, dated as of May 10, 1999 (the "Stockholders Agreement"), among MediaOne of Colorado, Advance/Newhouse Communications and certain direct and indirect subsidiaries of Time Warner Inc. (collectively, the "Principal Stockholders"), each of the Principal Stockholders have agreed to follow certain procedures for the nomination of directors and to vote in favor of the other Principal Stockholders' direct nominees. In addition, pursuant to the Stockholders Agreement, the Principal Stockholders have agreed to rights of first refusal, restrictions on transfers of shares, tag-along rights upon certain transfers of shares and demand and piggy-back registration rights. The number of shares indicated as being beneficially owned by AT&T does not include the shares of Class A Common Stock or Class B Common Stock held by the other Principal Stockholders which are the subject of the Stockholders Agreement and with respect to which AT&T and each of the MediaOne Subsidiaries disclaims beneficial ownership.

ITEM 1(A):  NAME OF ISSUER.

            Time Warner Telecom Inc.


ITEM 1(B):  ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES.

            10475 Park Meadows Drive
            Littleton,  Colorado  80124

                                  SCHEDULE 13G
----------------------------                            ------------------------
    CUSIP NO. 887319101                                       Page 7 of 12
----------------------------                            ------------------------

ITEM 2(A):  NAME OF PERSONS FILING.

            AT&T Corp.
            MediaOne Group, Inc.
            MediaOne of Colorado, Inc.
            MediaOne Holdings II, Inc.


ITEM 2(B):  ADDRESS OF PRINCIPAL BUSINESS OFFICE.

            AT&T's principal business office is located at 32 Avenue of the Americas New York, NY 10013. MediaOne Group's and MediaOne of Colorado's principal business office is located at 188 Inverness Drive West, Englewood, Colorado 80112. MediaOne Holdings II's principal business office is located at c/o MediaOne Group, Inc., 188 Inverness Drive West, Englewood, Colorado 80112.


ITEM 2(C):  CITIZENSHIP.

            AT&T - New York
            MediaOne Group - Delaware
            MediaOne of Colorado - Colorado
            MediaOne Holdings II - Delaware


ITEM 2(D):  TITLE OF CLASS OF SECURITIES.

            Class A Common Stock, $.01 par value


ITEM 2(E):  CUSIP NUMBER.

            887319101


ITEM 3:     IF THIS STATEMENT IS FILED PURSUANT TO RULE 13D-1(B), OR 13D-2(B) OR
            (C), CHECK WHETHER THE PERSON FILING IS A:

            (a) [ ] Broker or dealer registered under Section 15 of the Exchange
                    Act.

            (b) [ ] Bank as defined in Section 3(a)(6) of the Exchange Act.

            (c) [ ] Insurance company as defined in Section 3(a)(19) of the
                    Exchange Act.

            (d) [ ] Investment company registered under Section 8 of the
                    Investment Company Act.

            (e) [ ] An investment adviser in accordance with
                    Rule 13d-1(b)(1)(ii)(E).

            (f) [ ] An employee benefit plan or endowment fund in accordance with Rule

                                  SCHEDULE 13G
----------------------------                            ------------------------
    CUSIP NO. 887319101                                       Page 8 of 12
----------------------------                            ------------------------

                     13d-1(b)(1)(ii)(F).

            (g) [ ] A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G).

            (h) [ ] A savings association as defined in Section 3(b) of the
                    Federal Deposit Insurance Act.

            (i) [ ] A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act.

            (j) [ ] Group, in accordance with Rule 13d-1(b)(1)(ii)(J).


ITEM 4:     OWNERSHIP.

As of June 15, 2000, each of AT&T and the MediaOne Subsidiaries may be deemed to be the beneficial owner of 6,289,842 shares of Class A Common Stock, comprised of 6,289,842 shares of Class A Common Stock issuable upon conversion of shares of Class B Common Stock owned directly by MediaOne Holdings II. MediaOne Holdings II is a wholly owned subsidiary of MediaOne of Colorado, MediaOne of Colorado is a wholly owned subsidiary of MediaOne Group and MediaOne Group is a wholly owned subsidiary of AT&T.

            (a)   Amount beneficially owned:  6,289,842

            (b)   Percent of class:       16.0%

            (c)   Number of shares as to which such person has:

               (i)   Sole power to vote or to direct the vote:  -0-

               (ii)  Shared power to vote or to direct the vote:  -0-

               (iii) Sole power to dispose or to direct the disposition of:  -0-

               (iv)  Shared power to dispose or to direct the disposition of:
                     6,289,842


ITEM 5:     OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

            If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: [ ]


ITEM 6:     OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

            Not Applicable.


ITEM 7:     IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED
            THE

                                  SCHEDULE 13G
----------------------------                            ------------------------
    CUSIP NO. 887319101                                       Page 9 of 12
----------------------------                            ------------------------

            SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

            Not Applicable


ITEM 8:     IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

            Not Applicable


ITEM 9:     NOTICE OF DISSOLUTION OF GROUP.

            Not Applicable


ITEM 10:    CERTIFICATION.

            By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control or the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                  SCHEDULE 13G
----------------------------                            ------------------------
    CUSIP NO. 887319101                                       Page 10 of 12
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                                    SIGNATURE


            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated as of:  June 26, 2000


                                    AT&T CORP.




                                    By: /s/ Robert S. Feit
                                       --------------------------------------
                                       Name:   Robert S. Feit
                                       Title:  Assistant Secretary

                                    MEDIAONE GROUP, INC.




                                    By: /s/ Robert S. Feit
                                       --------------------------------------
                                       Name:   Robert S. Feit
                                       Title:  Assistant Secretary


                                    MEDIAONE OF COLORADO, INC.




                                    By: /s/ Sean C. Lindsay
                                       --------------------------------------
                                       Name:   Sean C. Lindsay
                                       Title:  Assistant Secretary


                                    MEDIAONE HOLDINGS II, INC.




                                    By: /s/ Suzanne E. Curtis
                                       --------------------------------------
                                       Name:   Suzanne E. Curtis
                                       Title:  Vice President

                                  SCHEDULE 13G
----------------------------                            ------------------------
    CUSIP NO. 887319101                                       Page 11 of 12
----------------------------                            ------------------------

                                    SCHEDULES

Schedule I Joint Filing Agreement, dated June 26, 2000, among the signatories to this Schedule 13G.

                                  SCHEDULE 13G
----------------------------                            ------------------------
    CUSIP NO. 887319101                                       Page 12 of 12
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                                   SCHEDULE I

                             JOINT FILING AGREEMENT
                          PURSUANT TO RULE 13d-1(f)(1)

      The undersigned acknowledge and agree that the foregoing statement on
Schedule 13G is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13G shall be filed on behalf of each of the undersigned without the necessity of filing additional joint filing agreements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that it knows or has reason to believe that such information is inaccurate. This Agreement may be executed in any number of counterparts and all of such counterparts taken together shall constitute one and the same instrument.

Dated:  June 26, 2000

                                    AT&T CORP.



                                    By: /s/ Robert S. Feit
                                       --------------------------------------
                                       Name:   Robert S. Feit
                                       Title:  Assistant Secretary

                                    MEDIAONE GROUP, INC.



                                    By: /s/ Robert S. Feit
                                       --------------------------------------
                                       Name:   Robert S. Feit
                                       Title:  Assistant Secretary

                                    MEDIAONE OF COLORADO, INC.



                                    By: /s/ Sean C. Lindsay
                                       --------------------------------------
                                       Name:   Sean C. Lindsay
                                       Title:  Assistant Secretary

                                    MEDIAONE HOLDINGS II, INC.



                                    By: /s/ Suzanne E. Curtis
                                       --------------------------------------
                                       Name:   Suzanne E. Curtis
                                       Title:  Vice President